EXHIBIT 3

Transcript of Video Message to Shareholders of ValueVision

GREG TAXIN

I’m Greg Taxin with the Clinton Group.

We’re enthusiastic owners of ValueVision Media and believe the company has an incredibly valuable, uncommon asset in its ubiquitous distribution over cable and satellite systems in the United States. We also believe that the company hasn’t exploited that asset as best as it can.

We’ve recruited some fantastic nominees that we think will make a great new board of directors and we believe together they have the vision and strategy to make this company much more valuable.

JANET VARNEY

Imagine access to 87 million homes, 24 hours a day, 7 days a week.

Imagine a vast assortment of relevant, exciting personality and lifestyle brands developed by a world class team of merchants.

Imagine shopping centric entertainment and live selling events that create a truly engaging customer experience that is fun, exciting retail theatre.

With your support, the true convergence of media, e-commerce, entertainment and retail is no longer something to simply be imagined.

Shareholders have a choice. You can stick with the Company’s current directors or you can choose:

A former Chief Executive Officer of HSN.

A Former President and Chief Merchandising Officer of Saks Fifth Avenue.

The CEO of Fremantle Media North America which produces “American Idol” and “America’s Got Talent” among other shows.

The former Chairman and CEO of Sony Music.

A former President of Tommy Hilfiger and CFO of Bloomingdale’s.

And a former Senior Vice President of QVC with extensive e-commerce experience.

MARK BOZEK

As the former CEO of HSN, I understand how a “dollars per minute” business works and I appreciate the tremendous growth opportunities at ValueVision.

Let’s put ValueVision in perspective. During my 4 years at the helm of HSN, we generated over $6 billion in revenues and nearly $1 billion in profits. And, at the time, we were in only 70 million homes. That’s 17 million homes LESS than ValueVision is in today.

As someone who has experience building proprietary brands of $100 million plus…I understand how a relevant merchandising strategy is key to success in any form of retail.

RON FRASCH

We have a great board that is being developed and I think this can be something very unique in our industry. The opportunity to have a presence in New York will be a very significant competitive advantage.

THOM BEERS

To have an audience of 87 million viewers right there…right there in front of you… and to not take full advantage of that, not create the most entertaining, the most interesting transactional experiences in the world…it’s just a loss.

TOMMY MOTTOLA

That excitement that is infused when you watch “The Voice” and you see those celebrities and they’re driving home the current new star. Imagine coupling that with product. That’s what’s missing.

FRED SIEGEL

Early on when Mark Bozek and Barry Diller were at QVC, it was all about innovation and creativity. Those early years were the ones we were figuring out just what made e-commerce work and the coolest thing is that their ideas are grounded and they’re grounded in the collective team’s hard earned lessons from being in the trenches and having had real accountability in e-commerce and related businesses over the years.

THOM BEERS

What excites me about this network is potential to apply many of the same live interactive elements that we use at the big talent shows.

BOB ROSENBLATT

It’s important for shareholders to know that we’re mindful of the dangers of big noisy transformations of retail companies. JC Penney is the perfect example of how NOT to reinvigorate a company.

RON FRASCH

To be clear, this is not about picking up the company and moving it, relocating it to New York City. In terms of top of mind, having a presence here keeps it top of mind to the industry and to the creative and designers, creative teams in our industry.

TOMMY MOTTOLA

I can’t think of anything more exciting than the opportunity to kick some new life into TV and to online shopping.

MARK BOZEK

Together with the Company’s team in Minnesota, we can work toward a measured, shared goal of creating a company where…People want to work…Vendors want to do business…Customers want to shop… Investors want to invest…and above all, where we can grow shareholder value.

JANET VARNEY

We’ve assembled the team. It’s now up to you to decide who’s better equipped to unleash the true power of ValueVision’s assets and grow shareholder value.

The clock is ticking. The choice is clear. Act now. Together, we can make 360 degrees of revolutionary, forward thinking retail a reality at ValueVision.

I’m Janet Varney for the Clinton Group.

GREG TAXIN

We encourage you to read our proxy materials thoroughly and read those of the company as well. When you do, we think you will conclude, as we have, that our nominees are better suited to create value and vision for ValueVision Media.